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17018449

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SEC Mail Processing Section

NOV 29 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crescent Securities Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N Central Expy Ste 750
(No. and Street)

Dallas (City) TX (State) 75231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nick Duren 972-490-0150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss-Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N Central Expy Ste 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

RECEIVED
2017 NOV 29 PM 4:43
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Nick Duren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crescent Securities Group, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WAVERLY A MCCARTHY
Notary ID #4529674
My Commission Expires
June 3, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESCENT SECURITIES GROUP, INC.

CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Crescent Securities Group, Inc.

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. (the Company) as of September 30, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescent Securities Group, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Crescent Securities Group, Inc.'s financial statements. The information in Schedule I is the responsibility of Crescent Securities Group, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 27, 2017

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2017

ASSETS

Cash and cash equivalents	$	143,057
Receivable from broker-dealers and clearing organizations		600,713
Other receivables		14,750
Loans to officers		55,763
Total Assets	$	814,283

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable and accounts payable	$	419,440
Accounts payable to clearing broker		159,044
Total Liabilities	$	578,484
Stockholder's equity:		
Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding	$	55,000
Retained earnings		180,799
Total stockholder's equity	$	235,799
Total Liabilities and Stockholder's Equity	$	814,283

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Operations
For the Year Ended September 30, 2017

Revenues:	
Securities commissions	$ 11,134,952
Sale of investment company shares	120,361
Other income	243,172
Total Revenues	11,498,485
Expenses:	
Employee compensation and benefits	190,219
Commissions and clearance paid to all other brokers	10,386,393
Communication	29,321
Occupancy and equipment costs	33,966
Regulatory fees and expenses	72,388
Interest expense	166,562
Management fees	545,150
Other expenses	88,810
Total Expenses	11,512,809
Net loss before income taxes	(14,324)
Provision for federal income taxes	0.00
Net loss	$ (14,324)

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2017

	Common Stock	Retained Earnings	Total
Balances at September 30, 2016	$ 55,000	$ 195,123	$ 250,123
Net loss	--	(14,324)	(14,324)
Balances at September 30, 2017	$ 55,000	$ 180,799	$ 235,799

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2017

Cash flows from operating activities:	
Net loss	$ (14,324)
Adjustments to reconcile net income (loss) to net cash Provided (used) by operating activities:	
Change in assets and liabilities:	
(Increase) in receivable from broker-dealers and clearing organizations	(491,422)
(Increase) in other receivables	(3,575)
Increase in commissions payable and accounts payable	381,564
Increase in accounts payable to broker dealers	159,044
Net cash provided (used) by operating activities	31,287
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	31,287
Cash and cash equivalents at beginning of year	111,770
Cash and cash equivalents at end of year	$ 143,057
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ 166,562
Income Taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Crescent Securities Group, Inc. (the "Company") is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

The majority of the Company's customers are located in Texas.

The Company earns a significant amount of commissions from the sale of government backed Collateralized Mortgage Obligations. The Company incurs finance charges related to the extended settlement of these transactions.

Securities

Securities are carried at fair value based upon quoted prices in active markets, or observable inputs other than quoted prices. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following the accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts,. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital of approximately $165,086 and net capital requirements of $27,963. The Company's ratio of aggregate indebtedness to net capital was 2.54 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker to carries the customer accounts.

Note 4 – Income Taxes

The Company is a member of a group that files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At September 30, 2017, the Company had net operating losses of approximately $61,929 which have been carried forward to offset against future taxable income. The net operating loss carryforwards will expire at various dates in the year ending September 30, 2035.

The tax benefit from the net operating loss carryforwards of $61,929 have not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset September 30, 2016	Current Period Changes	Deferred Tax Asset September 30, 2017
Federal	$ 16,186	$ 4,870	$ 21,056
Valuation allowance	$ (16,186)	$ (4,870)	$ (21,056)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 5 – Related Party Consulting Agreements

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended September 30, 2017 totaled $751,383 and are reflected in communication, occupancy and equipment costs, employee compensation and management fees.

Note 6 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 – Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits.

Note 8 – Clearing Deposit

At September 30, 2017, approximately $100,083 of clearing deposit funds were held by the clearing broker-dealer.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2017

Schedule I

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 235,799
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		235,799
Deductions and/or charges:		
Non-allowable assets:		
Receivables from broker-dealer	$ 200	
Other receivables	14,750	
Loans to officers	55,763	70,713
Net capital before haircuts on securities positions		165,086
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1 (f)):		-0-
Net capital		$ 165,086

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable and accrued liabilities	$ 419,440
Total aggregate indebtedness	$ 419,440

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of September 30, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 27,963
Minimum dollar net capital requirement of Reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two Minimum requirement amounts	$ 27,963
Net capital in excess of minimum required	$ 137,123
Excess net capital at 1000%	$ 123,142
Ratio: Aggregate indebtedness to net capital	2.54 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

For the Year Ended September 30, 2017


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Crescent Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Crescent Securities Group, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which Crescent Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Crescent Securities Group, Inc. stated that Crescent Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crescent Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crescent Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 27, 2017



November 21, 2017

Crescent Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Crescent Securities Group, Inc.

I, Nick Duren, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

President

November 21, 2017

8750 N. Central Expressway Suite 750 Dallas, Texas 75231

tel. 972.490.0150 800.880.5567 fax 972.233.8014 www.crescentsecurities.com

Member FINRA/SIPC

Report of Independent Registered Public Accounting Firm

On Applying Agreed-Upon Procedures

For the Year Ended September 30, 2017


MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder
Crescent Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Crescent Securities Group, Inc., and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Crescent Securities Group, Inc. (the Company) for the year ended September 30, 2017, solely to assist you and SIPC in evaluating Crescent Securities Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7B. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2017 with the amounts reported in Form SIPC-7B for the year ended September 30, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences; and,
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 27, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53457 FINRA SEP
CRESCENT SECURITIES GROUP INC
8750 N CENTRAL EXPY STE 750
DALLAS TX 75231-6421

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling, 214-226-7507

2. A. General Assessment (item 2f from page 2) $ 20,788

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable **(exclude interest)** (17,787)

4/28/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,001

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) $ 3,001

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crescent Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ______________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,498,484 (the sum of both periods)	$ 5,483,543	$ 6,014,941
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		27,013	93,348
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		187,026	590,925
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		38,459	162,415
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,122 / $ 23,345		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2,561 / $ 4,960		
Enter the greater of line (i) or (ii)		2,561	23,345
Total deductions		255,059	870,033
2d. SIPC Net Operating Revenues		$ 5,228,484	$ 5,144,908
2e. General Assessment at applicable rate for assessment period.		$ 13,071 (@.0025)	$ 7,717 (@.0015)
2f. Total General Assessment add both columns.		$ 20,788 (to page 1, line 2.A.)	